

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

<u>Via E-mail</u>
John B. Ramil
President and Chief Executive Officer
TECO Energy, Inc.
TECO Plaza
702 N. Franklin Street
Tampa, Florida 33602

   Re: **TECO Energy, Inc.**
      Tampa Electric Company
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed February 24, 2012
      File Nos. 1-08180 and 1-05007

Dear Mr. Ramil:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jason Niethamer for

          Andrew D. Mew
          Accounting Branch Chief